				Exhibit 99.1
Corporate Communications

CNH Industrial: periodic report on the buy-back program

London, October 10, 2019

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that, under the common share buy-back program currently in place, the Company has completed the transactions reported in aggregate as follows:

Date	Number of common shares purchased	Average price per share including fees (€)	Consideration including fees (€)	Consideration (*) including fees ($)
October 2, 2019	445,563	8.9547	3,989,876.58	4,358,940.16
October 3, 2019	448,813	8.8661	3,979,202.55	4,357,624.71
October 4, 2019	203,609	8.9135	1,814,863.37	1,992,538.50
October 7, 2019	120,345	8.9896	1,081,852.94	1,189,280.94

Total	1,218,330	—	10,865,795.44	11,898,384.31

After the purchases announced today and considering those previously executed under the program, the total invested amount is approximately €107.88 million ($122.80 million) for a total amount of 11,974,131 common shares purchased.

As of October 9, 2019 the Company held 14,285,898 common shares, net of the common shares already delivered to fulfill its obligations arising from equity incentive plans.

(*) All translations determined from Euro to US Dollar at the exchange rate reported by the European Central Bank on the date of each purchase.

CNH Industrial N.V. 25 St James’s Street London, SW1A 1HA United Kingdom

Since February 12, 2016 the Company has purchased a total of 24,191,984 own common shares for an amount of approximately €225.89 million ($264.38 million).

A comprehensive overview of the purchases carried out under the current share buy-back program as well as the details of the above transactions, inclusive of the indication of the regulated markets where purchases were made, are available on the Company’s corporate website at the following address: buy-back program chart (April 27, 2018).

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications Email: mediarelations@cnhind.com Investor Relations Email: investor.relations@cnhind.com